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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SECURITIES AND EXCHANGE COMMISSION RECEIVED MAR 2 6 2003 DIVISION OF MARKET REGULATION

SEC FILE NUMBER
8- 50378

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NexTrend Trading, Inc.

OFFICIAL USE ONLY
43710
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

251 Renner Parkway, Suite 200
(No. and Street)

Richardson TX 75080-1346
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Rehenee Roge (469)443-0333
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hatfield & Hatfield, Inc., PC
(Name – *if individual, state last, first, middle name*)

7424 Greenville Ave., Suite 100, Dallas, TX 75214-4507
(Address) (City) (State) (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 01 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mark Cherlin, President, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NexTrend Trading, Inc., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

Signature

President
Title

____
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NexTrend Trading, Inc.

AUDITED FINANCIAL STATEMENTS

DECEMBER 31, 2002

HATFIELD & HATFIELD, INC.
CERTIFIED PUBLIC ACCOUNTANTS
A PROFESSIONAL CORPORATION

DALLAS

VICKERY PARK OFFICE BUILDING
7424 GREENVILLE AVENUE, # 100
DALLAS, TEXAS 75231-4507
214-361-2443

FORT WORTH

717 GATEWAY PLAZA
2723 AVENUE E EAST
ARLINGTON, TEXAS 76011
METRO 817-695-1040

INDEPENDENT AUDITORS' REPORT

The Board of Directors

We have audited the accompanying statement of financial condition of NexTrend Trading, Inc., as of December 31, 2002 and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NexTrend Trading, Inc., as of December 31, 2002 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



HATFIELD & HATFIELD, INC., PC
Dallas, Texas
March 6, 2003

NexTrend Trading, Inc.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Cash	$ 22,869.27
Other Accounts Receivable	9,387.85
Prepaid Expenses	15,342.00
Other Assets	6,800.00
Total Assets	$ 54,399.12

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts Payable and Accrued Expenses		$ 13,511.65
Commitments and contingent liabilities (Note C)		see notes
Liabilities Subordinated to Claims of General Creditors		none
Total Liabilities		13,511.65
Stockholder's Equity (Note E)		
Common Stock	$ 1,000.00	
Additional Paid-in Capital	689,020.03	
Retained Earnings	<649,132.56>	40,887.47
Total Liabilities and Stockholder's Equity		$ 54,399.12

The accompanying notes are an integral part of these financial statements.

NexTrend Trading, Inc.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2002

REVENUES	
Licensing Fees	$ 46,660.31
Interest	-0-
Other Revenues	-0-
	46,660.31
EXPENSES	
Clearance	6,339.59
Regulatory Fees	4,462.00
Communication expense	32,290.71
Management Fees	10,000.00
Professional	13,750.40
Other Operating Expenses	11,111.86
	77,954.56
Income <Loss> Before Taxes	< 31,294.25>
Income Taxes-Deferred	none
Income Taxes-Current	none
Net Income <Loss>	$ < 31,294.25>

The accompanying notes are an integral part of these financial statements.

NexTrend Trading, Inc.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2002

	Common Stock	Additional Paid-in Capital	Retained Earnings
Balance at 1/1/02	$ 1,000.00	$ 653,020.03	$ <617,838.31>
Additions	none	36,000.00	none
Net Income <Loss>			< 31,294.25>
Balance 12/31/02	$ 1,000.00	$ 689,020.03	$ <649,132.56>

The accompanying notes are an integral part of these financial statements.

NexTrend Trading, Inc.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002

Cash flows from operating activities:	
Net income/<loss>	$ < 31,294.25>
Decrease in accounts receivable	2,605.62
Decrease in deposits	21,59
Increase in prepaid items	< 11,046.00>
Increase in accounts payable and accrued expenses	3,907.67
Cash flows from operations	< 35,805.37>
Cash flows from investing activities:	
Investment of additional paid in capital	36,000.00
Cash flows from investing	36,000.00
Net cash flow	194.63
Beginning cash balance January 1, 2002	25,674.64
Ending cash balance December 31, 2002	$ 25,869.27

The accompanying notes are an integral part of these financial statements.

NexTrend Trading, Inc.

STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIM OF CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2002

Balance January 1, 2002	$ none
Changes during 2002	none
Balance December 31, 2002	$ none

The accompanying notes are an integral part of these financial statements.

SCHEDULE I

NexTrend Trading, Inc.

STATEMENT OF COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
DECEMBER 31, 2002

Total ownership equity from the statement of financial condition		$ 40,887
Deduct ownership equity not allowable for net capital		none
Total ownership equity qualified for net capital		40,887
Add:		
1. Liabilities subordinated to claims of general creditors allowable in computation of net capital		none
2. Other allowable credits		none
Total capital and allowable subordinated liabilities		40,887
Deductions and/or charges		
1. Total non-allowable assets from statement of financial condition	$ 24,765	
2. Current note deficiency	none	
3. Commodity futures, contracts and spot commodities proprietary capital changes	none	
4. Other deductions and/or changes	none	24,765
Subtotal		16,122
Other Additions and/or allowable credits (lists)		
Haircuts on securities (computed where applicable pursuant to 15-c-3-1		
1. Contractual securities commitment	$ none	
2. Subordinated securities borrowings	none	
3. Trading and investments securities:		
a. Exempted securities	none	
b. Debt securities	none	
c. Options	none	
d. Other securities	none	
4. Undue concentrations	none	
5. Other	none	none
NET CAPITAL		$ 16,122

Schedule I continued on next page

SCHEDULE I (continued)

NexTrend Trading, Inc.

STATEMENT OF RECONCILIATION OF THE STATEMENT COMPUTATION OF NET CAPITAL AND THE COMPUTATION OF RESERVE REQUIREMENTS AND THE BROKER-DEALER'S CORRESPONDING UNAUDITED PART II OR PART IIA, FORM X-17A-5

DECEMBER 31, 2002

	RECONCILIATION WITH COMPANY'S COMPUTATION	COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS
Per audit report at 12/31/02	$ 16,122	$ 5,000 (2)
Reported by broker-dealer on Part IIA, form X-17A-5	16,122	5,000
difference	$ none (1)	$ none

(1) none

EXCESS NET CAPITAL
$ 11,122

EXCESS NET CAPITAL AT 1000%
$ 14,770

(2) Minimum dollar Net Capital requirement

RATIO: Aggregate indebtedness to net capital
.84 to 1

SCHEDULE II

NexTrend Trading, Inc.

COMPUTATION OF RESERVE REQUIREMENT
UNDER RULE 15c-3-3
DECEMBER 31, 2002

	Credits	Debits
1. Free credit balance and other credit balances in customers' security accounts.	$ none	$ none
2. Monies borrowed collateralized by securities carried for the account of customers.	none	none
3. Monies payable against customer's securities loaned.	none	none
4. Customers' securities failed to receive credit balances in firm accounts which are attributable to principal sales to customers.	none	none
5. Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar day.	none	none
6. Market value of short security count difference over 30 calendar days old.	none	none
7. Market value of short securities and credits (not to be offset by longs or by debts) in all suspense accounts over 30 calendar days.	none	none
8. Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the 40 days.	none	none
9. Debit balance in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection.	none	none
10. Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver.	none	none
11. Failed to deliver of customer' securities no older than 30 calendar days.	none	none
12. Margin required and on deposit with the Options Clearing Corporation for all options contracts written or purchased in contract accounts.	none	none
Total	$ none	$ none

Excess of total credits over total debits required to be on deposit in the "Reserve Bank Account". $ none

NexTrend Trading, Inc.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

Note A *Organization and nature of business*:

NexTrend Trading, Inc., was incorporated in the State of Texas, July 24, 1997. The corporation is a broker-dealer in securities registered with the Securities and Exchange Commission under (S.E.C.) Rule 15c3-3(K)(2)(ii) which provides that all the funds and securities belonging to the company's customers would be handled by a correspondent broker-dealer. The corporation's office is located in Richardson, Texas and it currently does not provide customer trading services. The corporation's main source of revenue is derived from licensing a software program designed to provide online trading with discount brokers in the United States of America.

Note B *Clearing*:

The corporation operates under a "Fully Disclosed Correspondent Agreement" with Southwest Securities, dated June 17th, 1999.

The corporation does not carry customer accounts receivable and does not, as a practice, provide securities brokerage services for any customer.

Note C *Contingencies and Commitments/Related Party Transactions* - the corporation paid $10,000 to its parent corporation in the form of a management fees for the year ended 12/31/02. The company's facilities are currently leased by the parent corporation.

Contingencies - the corporation is a party to various claims and complaints arising in the ordinary course of operations. In the opinion of management, all such claims are without merit, and an unfavorable disposition would not have a material on the financial position of the corporation. Further, the corporation anticipates no losses due to environmental issues or hazardous employee working conditions.

Liquidity - the corporation relies upon material cash infusion investments to continue its operations. The parent company has supplied the necessary investment funds during the past year. The parent company is currently in Chapter 11 reorganization. Management believes that the current reorganization plan will provide sufficient cash flow to keep the company operating as a "going concern".

Note D *Significant accounting policies:*

Income is recorded when services are completed and expenses are recorded when they are incurred. The corporation is on the *accrual method* of accounting.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ form those estimates.

Federal Income Taxes - the company is wholly owned by NexTrend, Inc., and is consolidated with the parent company for federa; income tax reporting. The current operating losses are benefiting the parent.

Cash Flows Presentation - for the purposes of the statement of cash flows, the corporation considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The statements of cash flows was prepared using the *indirect method.*

Note E *Capital Stock*:

The corporation has 1,000 shares of no par value common stock issued and outstanding on December 31, 2002. The company is wholly owned by NexTrend, Inc.

Note F *Net Capital Requirements*:

The corporation is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c-3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1), At December 31, 2002 the corporation had net capital of $16,122 which was $11,122 in excess of its required net capital of $5,000.

NexTrend Trading, Inc.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

DECEMBER 31, 2001

HATFIELD & HATFIELD, INC.
CERTIFIED PUBLIC ACCOUNTANTS
A PROFESSIONAL CORPORATION

DALLAS

VICKERY PARK OFFICE BUILDING
7424 GREENVILLE AVENUE, # 100
DALLAS, TEXAS 75231-4507
214-361-2443

FORT WORTH

717 GATEWAY PLAZA
2723 AVENUE E EAST
ARLINGTON, TEXAS 76011
METRO 817-695-1040

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors
NexTrend Trading, Inc.

In planning and performing our audit of the financial statements of NexTrend Trading, Inc., for the year ended December 31, 2002 we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g); (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e); (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13; (3) in complying with the requirements for the prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule15c3-3. NexTrend Trading, Inc., does not carry any of it customers' accounts or securities and nothing came to our attention which would indicate otherwise, for the year ended December 31, 2002.

The management of the company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design of operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended sole for the use of the Board of Directors, management, the SEC, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these parties.



HATFIELD & HATFIELD, INC., PC
Dallas, Texas
March 6, 2003